

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. Eamonn O'Hare
Chief Financial Officer
909 Third Avenue, Suite 2863
New York, NY 10022

>   **Re: Virgin Media Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 22, 2011**
>   **File No. 000-50886**

Dear Mr. O'Hare:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies, page 48

1. We note that you reduced your valuation allowance on certain NOL's and recorded a federal tax benefit of 79.8 million. Please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the

deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset.

Notes to the Consolidated Financial Statements
Note 4 - Disposals, page F-16

2. You disclose that you sold Virgin Media TV and calculated a gain on the disposition, part of which you deferred based on the carriage agreements with the buyer of Virgin Media TV. With respect to this transaction please address following items:
   - Describe the significant terms of the carriage agreements.
   - Tell us the fair values that were allocated to the carriage agreements and to the disposal of Virgin Media TV and the process for allocating the fair values.
   - Please tell us how the gain was calculated on this transaction, and how the gain was allocated between carriage agreements and the disposed business (Virgin Media TV)
   - Discuss the accounting literature you considered in determining the appropriate accounting treatment for the transaction and the deferral of a portion of the gain.
   - Discuss the factors you evaluated in determining that these agreements are separate units of account.
   - Tell us how the carriage agreements were considered in determining Virgin Media TV as discontinued operations; specifically if these carriage agreements could be considered significant continuing involvement in Virgin Media TV.

Note 7 – Investments, page F-22

3. You note that you own a 50% equity investment in the UKTV joint venture, and you further disclose that you are required to recognize 100% of any losses for those companies which represent UKTV. Please provide a detailed analysis on your consideration of the UKTV joint venture under FASB ASC 810, specifically whether the UKTV joint venture would be considered a variable interest entity and if so, the determination of the primary beneficiary. Please provide this analysis both prior to and after the amendment to the standard under Accounting Standards Update No. 2009-17.

Note 8 – Long Term Debt, page F-23

4. You disclose that you have entered into capped call options to offset potential dilution associated with the convertible senior notes. It is not clear if the call options impact the tax treatment of the convertible note. Please tell us if the premium paid on the call option affects the tax basis of the convertible note and if so, how you accounted for it.

Note 17   Commitments and Contingent Liabilities, page F-51

5. We note that in your disclosure of contingencies related to lawsuits, claims, investigations and proceedings, you state that it is possible that cash flows or results of

operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies. This disclosure implies that management has determined the range of possible loss. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director